Exhibit (a)(vii)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND

LAUNCHES TENDER OFFER FOR UP TO $115 MILLION OF ITS CLASS E SHARES

DENVER — July 7, 2015 — Dividend Capital Diversified Property Fund Inc. (“DPF”), a public reporting, daily NAV REIT (NASDAQ: ZDPFEX; ZDPFAX; ZDPFWX; ZDPFIX), announced today that it is commencing a modified “Dutch Auction” self-tender offer (the “Offer”), to purchase for cash up to $115 million in value of shares of DPF’s unclassified, or Class E, shares of common stock (“Class E Shares” or “Shares”).

In accordance with the terms of the Offer and subject to its conditions, the price range will be specified by the tendering stockholders and will not be greater than $7.36, which equals the net asset value (“NAV”) per Share determined in accordance with DPF’s valuation procedures as of July 6, 2015, nor less than $6.65 per Share. The purchase price is based on the prices at which Class E stockholders choose to tender their Shares. The purchase price will equal the price per share that enables DPF to purchase the maximum number of Class E Shares having an aggregate purchase price not exceeding $115 million (or such lesser number if less than $115 million of Shares are properly tendered in the Offer and not properly withdrawn). As a result, the purchase price may be lower than the current or future NAV. All of the Class E Shares purchased pursuant to the Offer will be purchased for the same price. In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), DPF may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $23 million.

The Offer will expire at 5:00 P.M., Central Time, on August 5, 2015, unless the Offer is extended or withdrawn. Upon expiration, payment for the Shares accepted for purchase under the Offer will occur promptly in accordance with applicable law.

None of DPF, DPF’s board of directors, nor DST Systems, Inc. (“DST”) in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to Class E stockholders as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each Class E stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to DST by telephone toll free at 888-310-9352. Copies of the offer to purchase, the letter of transmittal and other Offer materials will be furnished to all Class E stockholders promptly at DPF’s expense. Stockholders may also contact their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of DPF. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which DPF will publish, send or give to stockholders upon commencement of the Offer. DPF will also file such materials with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they become available because they contain important information, including the terms and conditions of the Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by DPF with the SEC at the SEC’s website at www.sec.gov.

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About Dividend Capital Diversified Property Fund

Dividend Capital Diversified Property Fund is a public reporting, daily NAV vehicle based in Denver, CO that invests in a diversified portfolio of commercial real estate assets. DPF owned 58 properties totaling approximately 9.3 million square feet in 21 geographic markets as of March 31, 2015. More information is available at www.dividendcapitaldiversified.com.

Forward-Looking Information

This press release contains forward-looking statements. Words such as “may,” “will,” “expect(s),” “could,” “should,” and “continue” and similar statements are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results that are materially different than those described in the forward-looking statements. DPF cannot give assurance that its expectations will be attained. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause DPF’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, changes in laws or regulations (including changes to laws governing the taxation of real estate investment trusts), failing to meet capital raising goals and other risks detailed in DPF’s 2014 Annual Report and our Annual Report on Form 10-K filed with the SEC (which is available at www.sec.gov), as well as risks detailed in our other filings made from time to time with the SEC. Except as required by applicable securities laws, DPF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Contact

Eric Paul

Dividend Capital

(303) 228-2200